China Digital TV Announces Changes to Board of Directors

BEIJING, China, September 17, 2008 -- China Digital TV Holding Co., Ltd. (NYSE: STV), the Company or China Digital TV, the leading provider of conditional access (CA) systems to China’s rapidly growing digital television market, today announced the appointment of an independent member to its Board of Directors, Dr. Rui Lu, effective immediately. Dr. Rui Lu replaces Mr. Andrew Yan as a member of the Audit Committee and the Compensation Committee and replaces Mr. Jianhua Zhu as a member of the Corporate Governance and Nominations Committee.

Dr. Rui Lu currently is a Vice President of and a professor at Communication University of China. Previously, Dr. Lu spent over ten years as the director of the Engineering Research Center of TV Digitalization, an institution sponsored by the Ministry of Education of China. Active in a number of government-sponsored industry organizations, Dr. Lu is also a member of the Mobile TV and Multimedia National Standard Expert Evaluation Commission and a member of the Committee of Science and Technology under the State Administration of Radio, Film and Television of China. Dr. Lu was a recipient of the special government allowance in 2001. Dr. Lu received his doctorate degree in engineering from the National University of Defense Technology of China in 1991.

China Digital TV also announces the resignations of board members Mr. Andrew Y. Yan and Mr. Hua Guo, both of whom have resigned from the Board of Directors amicably to pursue other personal and professional interests.

Commenting on these changes of the board composition, China Digital TV’s Chief Executive Officer, Jianhua Zhu said, "We thank Andrew Yan and Hua Guo for their valuable contributions to the board, and we warmly welcome Rui Lu as a new independent director. With over a decade of experience in China’s TV broadcasting industry, Dr. Lu brings in-depth local industry knowledge to China Digital TV's Board of Directors.”

Immediately after the above changes to the Board of Directors, three out of our six board members are independent directors. China Digital TV is actively seeking a fourth independent director who can bring valuable experience to the Company and allow the Company to meet the requirement of the New York Stock Exchange that a majority of listed company’s directors be independent. Other members of China Digital TV's current board consist of Dr. Zengxiang Lu, co-founder and Chairman, Mr. Jianhua Zhu, co-founder and Chief Executive Officer, Mr. James Ho, Mr. Louis T. Hsieh and Mr. Gongquan Wang.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China's rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts its CA-related business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd. and its value-added services business through its subsidiary, Beijing Novel-Super Media Investment Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel: +86-10 8279-0021
E-mail: ericyuan@novel-supertv.com

Helen Plummer
Ogilvy Financial, Beijing
Tel: +86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com